Nuveen Investments

333 West Wacker Drive

Chicago, IL 60606

P 312 9177700

www.nuveen.com

October 28, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. John Grzeskiewicz

Re:	Request for Acceleration of the Effective Date of Nuveen Municipal High Income Opportunity Fund 2’s Pre-Effective Amendment No. 1 Under the Securities Act of 1933 and Amendment No. 6 Under the Investment Company Act of 1940 Filed on October 23, 2009 (File Nos. 333-159616 and 811-22123)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Friday, October 30, 2009, or as soon thereafter as practicable.

In connection with this request, Nuveen Investments, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

Nuveen Municipal High Income Opportunity Fund 2	Nuveen Investments, LLC

/s/ Kevin J. McCarthy	/s/ Gifford R. Zimmerman
By: Kevin J. McCarthy Title: Vice President and Secretary	By: Gifford R. Zimmerman Title: Managing Director